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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Combinatorx, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20010A103

(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,985,099
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,985,099
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,099
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 5.66%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,384,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,384,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,384,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.95%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,946,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,946,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,946,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 14.09%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 533,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 533,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 533,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.52%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,848,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,848,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,848,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 25.22%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,848,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,848,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,848,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 25.22%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Combinatorx, Incorporated, a Delaware corporation (“CRXX”). The principal executive office of CRXX is located at 245 First Street, Sixteenth Floor, Cambridge, MA 02142.

ITEM 3. Source and Amount of Funds or Other Consideration

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,985,099 shares of the Common Stock for an aggregate consideration of $4,675,690, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,384,900 shares of Common Stock for an aggregate consideration of $3,297,104, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 4,946,000 shares of Common Stock for an aggregate consideration of $11,490,941, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 533,000 shares of Common Stock for an aggregate consideration of $1,327,054. Each of BVF, BVF2, BVLLC and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

The Reporting Persons have been shareholders of the Issuer since its Initial Public Offering in 2005.

On November 5, 2008, the Issuer stated that it had cash, cash equivalents, restricted cash and short-term investments of $69.5 million, or $1.99/share, as of September 30, 2008, and expects to have $56.0-$62.0 million, or $1.60 - $1.78/share, at year end 2008.  Further, the Issuer stated that its remaining cash will "carry the company into 2011".

On November 5, 2008, the Reporting Persons stated in a 13D/A filing that, in the opinion of the Reporting Persons, the Issuer should (a) further reduce its operating expenses to a minimal level in order to preserve capital and (b) return capital to shareholders or guarantee shareholders' downside risk by, for example, committing to a future share repurchase at a fixed date and price.

On November 20, 2008, the Issuer announced in a press release that it agreed to a further restructuring to preserve cash and to focus on core strengths.  The Issuer stated it would have a reduced operating cash burn rate of $5-$10 million, providing a runway of four years before the need for additional financing.  The Reporting Persons applaud the Issuer's actions to preserve capital.  However, the November 20th press release was silent as to whether the Issuer intends to return cash to shareholders and/or to guarantee shareholders' downside risk.

The Reporting Persons feel that burning the remaining shareholder capital over four years on a business plan which has proven exceedingly risky is unsound for a small company in the current capital environment. To date, the Issuer has announced clinical setbacks with CRx-102, 139, 150, and most recently (as reported in the November 20th press release), CRx-401.   Consequently, at a minimum, the Reporting Persons believe that shareholders must have the right to decide whether their remaining capital will continue to be consumed in the Issuer's existing business.  That the investment community clearly lacks confidence in the Issuer's plan is evidenced by the $0.46 per share closing price of the Issuer's common stock on November 21, 2008, reflecting only 23% of the company's cash, cash equivalents, restricted cash and short-term investments as of September 30, 2008.

The Reporting Persons reiterate that, in lieu of the Issuer's articulated plan, the Reporting Persons believe the Issuer should implement one of the following two plans:

1.  Return as much capital as possible to shareholders as soon as practical.  This would require an immediate further downsizing of the Issuer to a minimal possible level and monetizing its remaining drug candidates and other assets,

OR

2.  Guarantee shareholders' downside risk by committing now to a cash tender of any and all shares of common stock at a fixed price on a preset future date. (e.g., $1.00/share on June 1, 2009).  This would provide assurance to all shareholders while enabling the Issuer to continue to pursue its current business plan, if it so chooses.  If the Issuer is successful in executing its plan, and thereby "beating the tender", most shareholders will likely choose not to tender their shares and, accordingly, the Issuer would retain the corresponding tender proceeds.

The Reporting Persons look forward to continuing to work with the Issuer to effectuate one of these plans.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 35,093,587 shares being outstanding.

(a)           As of November 21, 2008, BVF beneficially owns 1,985,099 shares of Common Stock, BVF2 beneficially owns 1,384,900 shares of Common Stock, BVLLC beneficially owns 4,946,000 shares of Common Stock, ILL10 beneficially owns 533,000 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 8,848,999 shares of Common Stock, representing percentage ownership of approximately 5.66%, 3.95%, 14.09%, 1.52% and 25.22%, respectively.

(b)           Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 8,848,999 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

(c)           Purchases of Common Stock within the last 60 days have been made by the following Reporting Persons:

			BVF	ILL10	BVF2	BVLLC
Date of Transaction	Type of Securities	Price Per Share					EXCHANGE
10/06/08	Common Stock	0.7599	227,000	58,000	158,000	574,000	NASDAQ
10/07/08	Common Stock	0.6557	188,000	47,000	130,000	472,000	NASDAQ
10/08/08	Common Stock	0.6191	24,100	6,000	17,000	62,000	NASDAQ
10/10/08	Common Stock	0.5985	13,300	3,000	10,000	35,000	NASDAQ
10/13/08	Common Stock	0.6490	6,500	1,000	4,000	15,000	NASDAQ
10/15/08	Common Stock	0.6500	169,000	43,000	117,000	426,000	NASDAQ
10/16/08	Common Stock	0.6500	482,000	122,000	334,000	1,215,000	NASDAQ
11/05/08	Common Stock	0.5997	42,400	11,000	30,000	108,000	NASDAQ
11/06/08	Common Stock	0.5879	2,200	1,000	2,000	7,000	NASDAQ
11/07/08	Common Stock	0.5767	26,700	7,000	18,000	65,000	NASDAQ
11/10/08	Common Stock	0.5800	4,000	1,000	2,000	8,000	NASDAQ
11/11/08	Common Stock	0.5983	33,100	8,000	23,000	83,000	NASDAQ
11/12/08	Common Stock	0.5998	600	-	1,000	2,000	NASDAQ
11/13/08	Common Stock	0.6000	1,000	1,000	2,000	6,000	NASDAQ
11/14/08	Common Stock	0.5963	1,200	1,000	2,000	6,000	NASDAQ
11/21/08	Common Stock	0.4500	3,000	1,000	2,000	7,000	NASDAQ

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	November 24, 2008

BIOTECHNOLOGY VALUE FUND, L.P.*

	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
_________________________________
Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.*

	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
_________________________________
Mark N. Lampert President

BVF INVESTMENTS, L.L.C.*

	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
_________________________________
Mark N. Lampert President

INVESTMENT 10, L.L.C.*

	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
_________________________________
Mark N. Lampert President

BVF PARTNERS L.P. *

	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
_________________________________
Mark N. Lampert President

BVF INC.*

	By:	/s/ Mark N. Lampert
_________________________________
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.